UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . ..                   Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 1 February 2023, London UK

Benlysta granted Orphan Drug Designation by US FDA for the potential treatment of systemic sclerosis

GSK plc (LSE/NYSE: GSK) today announced that the US Food and Drug Administration (FDA) has granted Orphan Drug Designation (ODD) to Benlysta (belimumab), a B-cell inhibiting monoclonal antibody, for the potential treatment of systemic sclerosis. GSK plans to initiate a phase II/III trial of belimumab for systemic sclerosis associated interstitial lung disease (SSc-ILD) in the first half of 2023.

Systemic sclerosis (SSc) is a rare autoimmune disease that causes atypical growth of connective tissues and can affect the musculoskeletal system, heart, lungs, kidneys, skin, and other organs. Interstitial lung disease (ILD) is the leading cause of death in SSc, affecting as many as half of people living with the disease.1,2

With limited treatment options available for SSc-ILD, this Orphan Drug Designation reflects the need for further research and the potential for belimumab to address a critical need for people living with this debilitating condition. GSK continues to follow the science to explore how belimumab may be able to address an unmet need in B-cell-driven autoimmune diseases.

The US FDA's ODD is a special status granted to support the development and evaluation of potential new medicines intended for the treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 200,000 people in the US.

About Benlysta (belimumab)
Benlysta (belimumab) is a B-lymphocyte stimulator (BLyS) specific inhibitor that binds to soluble BLyS, which is found to be increased in patients with systemic autoimmune diseases like systemic lupus erythematosus (SLE) and lupus nephritis (LN).3 A fully human monoclonal antibody, Benlysta inhibits the prolonged survival of B cells induced by increased BLyS, including autoreactive B cells, and reduces the differentiation of B cells into immunoglobulin-producing plasma cells. The US FDA first approved Benlysta for the treatment of active SLE; it is the first and only approved biologic for both SLE and LN in more than 50 years, including for the paediatric population.

Please see the US Prescribing Information for BENLYSTA.

About SSc-ILD
Research indicates that elevated BLyS and autoreactive B cells play a central role in the pathogenesis of SSc, a rare autoimmune disease affecting 2.3-10 people per million.4,5 SSc is characterised by microvascular damage, dysregulation of immunity and progressive fibrosis in multiple organs.2,6 ILD is a common and serious complication, marked by inflammation and scar tissue build-up in the lungs. ILD is observed in as many as half of SSc patients and is a significant contributor to patients' disease burden and mortality.1 There is a recognised need for additional effective, well-tolerated, disease-modifying treatment options for SSc-ILD.2

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7736063933	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q4 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

References
[1] Vonk MC, Smith V, Sfikakis PP, Cutolo M, Del Galdo F, Seibold JR. Pharmacological treatments for SSc-ILD: Systematic review and critical appraisal of the evidence. Autoimmun Rev. 2021 Dec;20(12):102978. doi: 10.1016/j.autrev.2021.102978. Epub 2021 Oct 28. PMID: 34718159. Available at: https://www.sciencedirect.com/science/article/pii/S1568997221002585?via%3Dihub.
2 Fischer A, Patel NM, Volkmann ER. Interstitial Lung Disease in Systemic Sclerosis: Focus on Early Detection and Intervention. Open Access Rheumatol. 2019 Dec 9;11:283-307. doi: 10.2147/OARRR.S226695. PMID: 31849543; PMCID: PMC6910104. Available at: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6910104/.
3 Parodis I, Zickert A, Sundelin B, et alEvaluation of B lymphocyte stimulator and a proliferation inducing ligand as candidate biomarkers in lupus nephritis based on clinical and histopathological outcome following induction therapy Lupus Science & Medicine 2015;2:e000061. doi: 10.1136/lupus-2014-000061.
4 Thoreau, B., Chaigne, B., & Mouthon, L. (2022). Role of B-Cell in the Pathogenesis of Systemic Sclerosis. Frontiers in immunology, 13, 933468. https://doi.org/10.3389/fimmu.2022.933468.
5 Ghosh, S. K., Bandyopadhyay, D., Saha, I., & Barua, J. K. (2012). Mucocutaneous and demographic features of systemic sclerosis: a profile of 46 patients from eastern India. Indian journal of dermatology, 57(3), 201-205. https://doi.org/10.4103/0019-5154.96193.
6 Truchetet ME, Brembilla NC, Chizzolini C. Current Concepts on the Pathogenesis of Systemic Sclerosis. Clin Rev Allergy Immunol. 2021 Sep 6. doi: 10.1007/s12016-021-08889-8. Epub ahead of print. PMID: 34487318. Available at: https://link.springer.com/article/10.1007/s12016-021-08889-8.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 01, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc